

January 29, 2013

<u>Via E-mail</u>
Ilya Cantor
Chief Financial Officer
EPAM Systems, Inc.
41 University Drive, Suite 202
Newton, PA 18940

> **Re:** **EPAM Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-35418**

Dear Mr. Cantor:

We have reviewed your letter dated January 9, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 27, 2012.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 57</u>

1.   We have reviewed your response to prior comment 1. Your response indicates that your segment structure is based on unique business practices and market specifics inherent to each geographical region. As such, it would appear beneficial to your readers to understand your results of operations from management's perspective at the segment level. For example, your current disclosures are unclear as to why revenues from Europe grew 82.8% in 2011, whereas your revenues from North America grew only 41.1% in 2011. We also note no MD&A over the material changes in percentages and trends in segment operating profit and losses compared to segment revenues. Given the unique

business practices of your geographical reportable segments, it continues to appear that you should include a discussion of your results of operations by segment in your MD&A. See Section III.F.1 of SEC Release 33-6835.

2.   Also, your response indicates your MD&A addresses "segment" year-over-year revenue comparisons but apparently in MD&A you have presented the entity-wide geographic area information by client location under ASC 280-10-50-41. For example, you disclose on page 58 that revenues from Europe were $107.0 million in 2011 and $58.6 million in 2010. These amounts are reported as $123.5 million and $68.4 million, respectively, in your footnote on page F-23. Disclosure should be revised to note that MD&A is apparently addressing "client location revenues" on page F-25 as opposed to segment revenues on page F-23. The revision should readily reconcile to the amounts on page F-25.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant